File No. 70-8733

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 8
                        (Post-Effective Amendment No. 5)
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY            SOUTHERN            MOBILE ENERGY SERVICES
270 Peachtree Street, N.W.       ENERGY, INC.              HOLDINGS, INC.
  Atlanta, Georgia  30303     900 Ashwood Parkway        900 Ashwood Parkway
                                   Suite 500                  Suite 450
      SOUTHERN ENERGY       Atlanta, Georgia  30338    Atlanta, Georgia  30338
       NORTH AMERICA,
           INC.               SEI HOLDINGS, INC.
    900 Ashwood Parkway       900 Ashwood Parkway         SEI EUROPE, INC.
         Suite 500                 Suite 500             900 Ashwood Parkway
  Atlanta, Georgia  30338   Atlanta, Georgia  30338           Suite 500
                                                       Atlanta, Georgia  30338
                       SOUTHERN ENERGY INTERNATIONAL, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338


               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

Tommy Chisholm, Secretary                     Thomas G. Boren, President
  The Southern Company                              SEI Holdings,  Inc.
270 Peachtree Street, N.W.                        900 Ashwood Parkway
 Atlanta, Georgia  30303                               Suite 500
                                                Atlanta, Georgia  30338


                   (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:


      W.L. Westbrook                        Thomas G. Boren, President
 Financial Vice-President                       SEI Holdings, Inc.
   The Southern Company                         900 Ashwood Parkway
270 Peachtree Street, N.W.                           Suite 500
  Atlanta, Georgia  30303                     Atlanta, Georgia  30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transaction.
         1.1 Background. SEI Holdings, Inc. ("Holdings") is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Act. Through Holdings and other direct and indirect subsidiaries of Holdings, Southern has acquired and currently holds interests in "exempt wholesale generators" ("EWGs"), as defined in Section 32, and "foreign utility companies" ("FUCOs"), as defined in Section 33. By order dated February 2, 1996 (Holding Company Act Release No. 26468) (the "Initial Order") in this proceeding, Holdings is currently authorized, among other things, to acquire the securities of one or more special-purpose subsidiaries (called "Intermediate Subsidiaries") organized exclusively for the purpose of acquiring and holding one or more EWGs or FUCOs or subsidiaries (called "Energy-Related Companies") which derive or will derive substantially all of their revenues from the ownership and/or operation of certain categories of non-utility businesses, namely: "qualifying facilities" (as defined in the Public Utility Regulatory Policies Act of 1978, as amended); steam production, conversion and distribution; and brokering and marketing of electricity and other energy commodities.1 Holdings is also authorized to acquire and hold certain other kinds of non-utility subsidiaries.2




______________________

1 The Initial Order, as it pertained to power marketing subsidiaries of Holdings, was modified by order dated September 26, 1996 (Holding Company Act No. 26581) in File No. 70-8823. Further, certain aspects of the Initial Order, as it pertains to "Energy-Related Companies," may be superseded upon the effectiveness of new Rule 58, 17 C.F.R. P. 250.58.

2 Specifically, one subsidiary of Holdings, Southern Energy North America, Inc. (formerly Southern Electric Wholesale Generators, Inc.) ("Domestic Holdings" in the Initial Order) is the umbrella company for Holdings' domestic operations, and another subsidiary, Southern Energy International, Inc. (formerly SEI Newco 1, Inc.) ("Foreign Holdings" in the Initial Order) is the umbrella company for

         By supplemental order dated July 17, 1996 (Holding Company Act Release No. 26543) in this proceeding (the "Supplemental Order"), Holdings and its subsidiaries were authorized to pay dividends to their parent companies from time to time through June 30, 1997, out of capital and unearned surplus (including revaluation reserve) to the extent permitted by applicable law. The Commission reserved jurisdiction over the payment of dividends out of capital or unearned surplus by subsidiaries of Holdings that are Energy-Related Companies which derive substantially all of their revenues from brokering or marketing of energy and by other categories of Energy-Related Companies that Holdings may be authorized to acquire by subsequent rule.3
         The Supplemental Order also granted Southern, Holdings, Southern Energy and Mobile Energy Services Holdings, Inc. ("Mobile Energy"), also a wholly-owned subsidiary of Southern, an extension through June 30, 1997, in which to consummate certain other proposed transactions relating to (i) the transfer of Southern Energy's common stock to Holdings, (ii) the transfer of the stock of certain subsidiaries of Southern Energy to other direct or indirect subsidiaries of Holdings, and (iii) the issuance by Mobile Energy to Southern of one or more series of preferred stock and the contribution thereof by Southern to Holdings. Although the transactions described in (i) and (ii), above, have been consummated or are expected to be consummated prior to June 30, 1997, MESH has



__________________

Holdings' international operations. Holdings was also authorized to acquire from Southern the shares of Southern Energy, Inc. (formerly Southern Electric International, Inc.) ("Southern Energy"), and to acquire the securities of one or more direct or indirect subsidiaries (called "Special Purpose Subsidiaries") organized to engage in any of those activities or businesses in which Southern Energy has previously been authorized to engage.

3 At the time the Supplemental Order was issued, the Commission was considering a rule proposal, recently adopted as Rule 58, that conditionally exempts the acquisition of securities of certain categories of "energy-related" companies. Also pending was an application filed by Holdings to restate its authority with respect to investments in power and energy brokering and marketing subsidiaries, which was approved by order dated September 26, 1996 (Holding Company Act Release No. 26581).

nor yet issued any shares of preferred stock, and, for various business reasons, may not be in a position to do so prior to June 30, 1997.
         1.2 Proposed Modification to Supplemental Order. Holdings now requests a modification of and an extension to the Supplemental Order which would permit Holdings and each current and future subsidiary of Holdings to pay dividends with respect to the securities of such companies, from time to time through June 30, 2000, out of capital or unearned surplus (including revaluation reserve), to the extent permitted under applicable law. Holdings requests that the Commission reserve jurisdiction over the payment of dividends out of capital or unearned surplus by any current or future subsidiary company of Holdings that derives any material part of its revenues from the sale of goods, services, electricity or natural gas to any of Southern's five domestic electric utility subsidiaries4 or to Southern Company Services, Inc.
         The applicants also respectfully request a further extension through June 30, 1998 to consummate the proposals relating to Mobile Energy's preferred stock. In all other respects, these transactions will be carried out in accordance with the terms and conditions contained in the Initial Order and the Supplemental Order.

Item 2.  Fees, Commissions and Expenses.
         The additional fees, commissions and expenses to be paid or incurred in connection with this Post-Effective Amendment are estimated not to exceed $2,000.


_________________

4 These include Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company.

Item 3.   Applicable Statutory Provisions.
         Section 12(c) of the Act and Rule 46 thereunder are applicable to the proposed payment of dividends out of capital or unearned surplus. Sections 6, 7, 9, 10, and 12(f) of the Act are applicable to the proposed transactions relating to Mobile Energy's preferred stock. The proposed transactions are also subject to Rule 54.
         Rule 54 Analysis: Rule 54 provides that, in determining whether to approve a proposed transaction by a registered holding company or subsidiary thereof other than with respect to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Currently, Southern satisfies all of the criteria of Rule 53(a), except for clause (1). At January 31, 1997, Southern's "aggregate investment" in all EWGs and FUCOs was approximately $2.524 billion, or about 68.8% of Southern's "consolidated retained earnings" for the four consecutive quarters ended December 31, 1996 ($3.671 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1), but not greater than 100% of Southern's "consolidated retained earnings," would not have either of the adverse impacts set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
         Southern has complied and will continue to comply with the other requirements of Rule 53(a) regarding the maintenance of books and records, use of employees of domestic utility subsidiaries to render services to associate EWGs and FUCOs, and submission of certain filings under the Act with the appropriate retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) that would render Rule 53(a) inapplicable has occurred or exists.
         Furthermore, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system are considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Post-Effective Amendment. The action requested in the instant filing (viz. extension of authorization periods for payment of dividends out of capital and unearned surplus by certain non-utility subsidiaries and for completion of certain parts of the internal reorganization of Holdings) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a substantial adverse impact on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of state commissions to protect such public-utility customers. On the contrary, approval of the applicants' proposal regarding dividend payments would have a modest beneficial effect on the Southern system, because it will enable Holdings and its subsidiaries to pay dividends out of distributable cash generated by EWGs and FUCOs and certain other categories of non-utility subsidiaries, which Southern, in turn, could use to reduce outstanding bank borrowings and/or to fund operations of other subsidiary operations.

Item 4.  Regulatory Approval.
         No state commission, and no federal commission other than this Commission, has jurisdiction over the transaction proposed herein.

Item 5.  Procedure.
         The applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.

Item 6.  Exhibits and Financial Statements.
         (a)      Exhibits:
                  G        -        Form of Federal Register Notice.

         (b)      Financial Statements:
                  Not applicable.

Item 7.  Information as to Environmental Effects.
         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  February 20, 1997

                               THE SOUTHERN COMPANY

                               By:  /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                               MOBILE ENERGY SERVICES HOLDINGS, INC.

                               By:  /s/Tommy Chisholm
                                   Tommy Chisholm
                                   Secretary


                               SOUTHERN ENERGY, INC.

                               By:  /s/Tommy Chisholm
                                        Tommy Chisholm
                                        Vice President and Secretary


                                   SEI HOLDINGS, INC.

                               By:  /s/Tommy Chisholm
                                        Tommy Chisholm
                                        Secretary

                       (Signatures Continued on Next Page)

                             SOUTHERN ENERGY NORTH AMERICA, INC.

                             By:  /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Secretary


                             SEI EUROPE, INC.

                             By:  /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Secretary


                             SOUTHERN ENERGY INTERNATIONAL, INC.

                             By:  /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Secretary